July 20, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Rentberry, Inc.

Post Qualification Amendment to Offering Statement on Form 1-A

Filed June 28, 2022

File No. 024-11437

Dear Ms. Woo:

We acknowledge receipt of the comments in your letter dated July 14, 2022, regarding the Offering Statement of Rentberry, Inc. (the “Company”), which we have set out below, together with our responses.

Post Qualification Amendment to Form 1-A filed June 28, 2022

Directors, Executive Officers and Significant Employees, page 34

1. Please advise whether your principal place of business is the United States. Confirm that your management primarily directs, controls, and coordinates your activities from the United States or Canada. See Rule 251(b) of Regulation A and Compliance and Disclosure Interpretation No. 182.03.

The Company’s CEO/director is a US citizen who resides in, and works from, San Francisco, California. The other two executive officers and directors and significant employee are Ukrainian, but reside in and work from San Jose, California.

2. We note that a material portion of your operations is conducted in Ukraine. Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

●	resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Ukraine, including due to sanctions affecting potential purchasers;

●	resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

●	that may result if Russia or another government nationalizes your assets or operations in Ukraine. If the impact is not material, please explain why.

The Company has amended its disclosure on pages 28 and 30, and added a risk factor on page 9, “Risk Factors – The majority of our employees and contractors have been displaced by the Russian invasion of Ukraine.” Currently, the Company owns one apartment in Kyiv, Ukraine, which we rented to a U.S. citizen who paid one year of rent in advance. The Company has described the risk related to that asset on page 9, “Risk Factors – We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions.”

3. Please identify any sanctions imposed as a result of the conflict in Ukraine that are applicable to your business and describe the impact on the company and investors.

The Company has added a risk factor on page 9. As our non-U.S. executive officers, directors and significant employee are Ukrainian, we do not anticipate any sanctions imposed on Russia or individuals associated with the Russian government to apply to our Company or its management or board members.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Rentberry, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Oleksiy Lyubynskyy

Chief Executive Officer

Rentberry, Inc.